SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VocalTec Communications Ltd.
(Name of Issuer)

Ordinary Shares, New Israeli Shekel no par value per share
(Title of Class of Securities)

M97601120
(CUSIP Number)

Richard M. Firestone
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004
202-942-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M97601120	SCHEDULE 13D	Page 2 of 4 Pages

1)	NAME OF REPORTING PERSON Daniel Borislow
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,971,830
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 2,971, 830
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,032**
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.29%
14)	TYPE OF REPORTING PERSON IN

** Includes 130,802 shares held by the spouse of the Reporting Person and 2,400 shares held in a trust, directed by the Reporting Person’s spouse for the benefit of The Reporting Person’s children.  The Reporting Person disclaims beneficial ownership of these 133,202 shares.

CUSIP No. M97601120	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 1 to the Statement on Schedule 13D is filed by Daniel Borislow with respect to the ordinary shares, New Israeli Shekel no par value per share (“Ordinary Shares”), of VocalTec Communications Ltd., an Israeli company (the “Company”), and amends the Statement on Schedule 13D originally filed by The Reporting Person on July 27, 2010.  Items 2, 3, 4 and 5 are hereby amended and supplemented.

Item 2.  Identity and Background.

Item 2 (a) - (c) is hereby amended as follows:

(a) - (c)  This Statement is being filed by Daniel Borislow (the “Reporting Person”).  As of the date of this filing, the Reporting Person is the beneficial owner of an aggregate of 2,971,830 Ordinary Shares, representing approximately 25.16% of the Ordinary Shares presently outstanding.  This total includes 130,802 Ordinary Shares held by the spouse of the Reporting Person and 2,400 Ordinary Shares held in a trust, directed by the Reporting Person’s spouse for the benefit of the Reporting Person’s children (the “Borislow Family Trust”).  The Reporting Person disclaims beneficial ownership of these 133,202 Ordinary Shares.  The Reporting Person is a Director, and the President and Chief Executive Officer, of the Company.  The business address of  the Reporting Person is VocalTec Communications Ltd., 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel 42504.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

The source of funds for the acquisitions of the Ordinary Shares reported in Items 4 and 5 were personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented by adding the following:

From July 29, 2010 to August 5, 2010, the Reporting Person acquired 99,000 Ordinary Shares in open market purchases.  The Reporting Person purchased the Ordinary Shares using personal funds.  The aggregate purchase price of the Ordinary Shares was approximately $1,760,546.25.

As previously publicly reported by the Company on November 18, 2010, the Company approved, subject to disinterested shareholder approval, a private placement of Ordinary Shares to the Reporting Person at a per share price equal to the current market price at the time of the allocation (the “Private Placement”).  The Company’s shareholders approved the Private Placement on December 17, 2010.  Pursuant to the Private Placement, Mr Borislow purchased 20,000 Ordinary Shares on December 20, 2010 at an aggregate purchase price of approximately $565,000.00.  In addition, the Reporting Person acquired 154,640 Ordinary Shares in satisfaction of an outstanding debt.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 3,105,032 Ordinary Shares, or 26.29% of the outstanding Ordinary Shares.

(b)  The Reporting Person has the sole power to vote or to direct the vote of and to dispose or direct the disposition of 2,971,830 of the Ordinary Shares he may be deemed to beneficially own as reported herein.

(c)  Except as described above in Item 4, the Reporting Person has not effected any transaction in the Ordinary Shares during the sixty days preceding the filing of this amendment to Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. M97601120	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011

/s/ Daniel Borislow
(Signature)

Daniel Borislow
(Name)